# Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

TargaZyme, Inc
2100 Palomar Airport Road, Suite 214-219
Carlsbad, CA 92011
http://targazyme.com

Up to $1,069,997.22 in Common Stock at $6.62
Minimum Target Amount: $9,996.20

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

## Company:

**Company:** TargaZyme, Inc
**Address:** 2100 Palomar Airport Road, Suite 214-219, Carlsbad, CA 92011
**State of Incorporation:** CA
**Date Incorporated:** November 02, 2005

## Terms:

**Equity**

**Offering Minimum:** $9,996.20 | 1,510 shares of Common Stock
**Offering Maximum:** $1,069,997.22 | 161,631 shares of Common Stock
**Type of Security Offered:** Common Stock
**Purchase Price of Security Offered:** $6.62
**Minimum Investment Amount (per investor):** $595.80

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

<u>Investment Incentives and Bonuses*</u>

<u>Time-Based:</u>

**Friends and Family Early Birds**
Invest within the first week and receive 10% Bonus Shares

**Super Early Bird Bonus**
Invest within the first two weeks and receive 8% Bonus Shares

**Early Bird Bonus**
Invest within the first three weeks and receive 5% Bonus Shares

<u>Amount-Based:</u>

**$5,000+**
Invest $5,000+ and receive 5% Bonus Shares

**$10,000+**
Invest $10,000+ and receive 10% Bonus Shares

**All perks occur when the offering is completed.*

<u>The 10% StartEngine Owners' Bonus</u>

TargaZyme will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $6.62 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $662. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any).

## The Company and its Business

*Company Overview*

TargaZyme is a California C corporation that develops enzyme medicine aimed at harnessing the power of the patients' own immune system to successfully treat/obliterate cancer.

We aim to change the current standard of care for cancer patients. We are driving to the day when with Targazyme's enzyme medicine, cancer patients can be successfully treated with their own harnessed immune system without the poison that is chemotherapy, radiation, the potential deformity from radical surgery or experience the major long term side effects of cancer medicine which may only treat the symptoms or extend life by only a few months. We are the established leader in the category of biologic enzymes aimed at harnessing the patients' immune system to treat/obliterate cancer.

Our enzyme medicine, once approved by the U.S FDA and other regulators globally will be sold through biopharmaceutical partners utilizing their existing commercial infrastructure as well as directly to cancer medical centers that treat cancer patients. Upon product approval, we envision multiple streams of income: licensing revenues from US and global pharmaceutical partners for use of our enzyme products to potentially improve the efficacy, safety and cost of care of their cell therapy products and product revenues from sale of our products directly to cancer centers worldwide.

Our business model is highly capital-efficient. We develop best-in-class medicine with a proven, highly experienced management team, world-class medical and scientific collaborators at leading cancer centers and leading development/biologic commercial product manufacturing organizations.

We view Targazyme as substantially de-risked from a product safety and efficacy standpoint having aready established human safety and tolerability as well as proof-of-concept efficacy in completed phase 2 clinical trials. the exciting phase 2 cancer patient outcome data led to an FDA Phase 3 Special Protocol Assessment award which provides us a clear regulatory pathway towards our first approval thereby reducing our regulatory risks. We are also derisked from a clinical product manufacturing standpoint having successfully completed multiple biologic manufacturing campaigns. Numerous peer-reviewed publications in prestigious medical journals such as Blood, Nature, Clinical Cancer Research and over $40MM of prestigious medical/scientific awards for the advancement of our fucosylation products provide important validation that our fucosylation product can potentially transform cancer patient outcomes.

TargaZyme was originally formed as America Stem Cell, Inc. and seeded in Texas with assistance from an innovation-focused venture fund sponsored by the State of Texas. As the utility of TargaZyme's biologic enzymes expanded, the company became a California C-Corp and it became clear that a name change made sense resulting in the name change to TargaZyme in 2013.

TargaZyme has a global portfolio of 38 patents with more pending. It's original core technology is licensed from the Oklahoma Medical Research Foundation, augmented further by a license from biopharmaceutical company, Kyowa Hakko Kirin, the latter having concluded that TargaZyme's leading patent position in the category with the ability to obstruct the practice of the techniology resulted in the partnering deal. The biologic enzymes are further protected by TargaZyme's unique cell line and biologic know-how and trade secrets. Our strong patent portfolio, biologic know-how, trade secrets, FDA orphan drug designations and BLA regulatory designation which provides a 12 years protection from generic drugs positions us for market-leading major commercial revenues worldwide.

*Competitors and Industry*

According to the latest report by Reports and Data, the cancer therapy market size was USD 310 billion worldwide. An emerging and rapidly growing market segment, cancer immunotherapy is expected to reach USD 9.24 billion in 2028 and register a revenue CAGR of 46.6% during the forecast period, 2021-2028. The growth of this segment is fueled by exciting human trial data pointing to the potential of the field of cancer immunotherapy to enable cures for cancer albeit only for blood cancers so far like leukemia, lymphoma, and multiple myeloma.

*Source: https://www.biospace.com/article/cell-therapy-market-revenue-driven-by-advancements-in-cell-therapy-and-rising-demand-for-regenerative-medicine-reports-and-data-
/#:~:text=According%20to%20the%20latest%20report,forecast%20period%2C%202021%2D2028.

The first cancer immunotherapy therapy for blood cancers emerged from the University of Pennsylvania and was acquired by a leading biopharmaceutical company, Novartis upon completion of a phase 1/2a trial. The second, Kite, and third, Juno, were all acquired at the phase 2 trial stage,pre-FDA product approval, and revenues, for $11.1 billion and 9.7billion, respectively. The fourth cellular therapy company to gain approval, Legend, accomplished this through both going public ($6 billion market capitalization) and partnering with healthcare giant, Johnson+Johnson. All of these companies gained market authorization for their cellular therapies.

There are now over a dozen cellular therapy companies that are pre-revenue, phase 1 or 2, publicly traded including Appellis Pharmaceuticals, $5.6b Mkt Cap (very similar stage of development), Fate Therapeutics, $3.6b Mkt Cap, Iovance, $2.5b Mkt Cap, Allogene, $1.4b Mkt Cap and Atara, $911m Mkt Cap.

TargaZyme lead candidate is equally or relatively more advanced than each of these 'competitors'. We are unique and differentiated in the following ways:

1. Potential to successfully treat cancer patients with solid tumors versus just liquid

tumors

TargaZyme's T-cell products have the potential to enable cures for the 99m cancer patients with solid tumors (such as breast, prostate, pancreatic, colon, lung, and brain cancers) worldwide versus the above-listed companies which have promising products for the treatment of the 1.5m cancer patients with liquid tumors (such as leukemia, lymphoma, multiple myeloma).

2. Fast Time to Terminally Ill Cancer Patient Treatment

TargaZyme's products are off-the-shelf products that can be used to treat terminally ill patients immediately i.e. within 30 minutes at room temperature. This is unlike competitors' products that require genetic manipulation or expansion of cells which requires many weeks even months of cancer patient wait time while these advanced cancer patients are undergoing disease progression and pending death.

3. Potentially Safer Cancer Medicine

Genetic manipulation of competitors' T-cell products has been associated with major patient safety issues where many patient deaths have been recorded. TargaZyme's off-the-shelf enzyme pro-shelf products in comparison have been proven safe in humans in phase 2 clinical trials as well as animal toxicity studies. The established human safety and efficacy in our phase 2 trials have led the FDA to award TargaZyme a phase 3 Special Protocol Assessment, an award received by less than 1 percent of leading biotech companies.

4. Novel medicine that is affordable to the masses of cancer patients:

T-cell therapies of the above-listed companies are priced at approximately $400,000 to $750,000 which is unaffordable to most of the 100MM cancer patients worldwide. This is driven by the high cost of genetic modification and the application of individualized T-cell therapies.

TargaZyme's off-the-shelf products, in contrast, can be manufactured at scale at a fraction of current T-cell product costs potentially enabling millions to afford what could be Targazyme's life-saving drugs.

*Current Stage and Roadmap*

Cellular therapy begins with either the patient's own cells, an "allo" process or genetically-engineered cells, an "auto" process. TargaZyme's biologic enzyme is like a kit and consists of two components in a proprietary formulation, ligands and fucose. Theses are added to these allo or auto cells, triggering three mechanisms:

1) Directing ~5x as many cells to the site of disease;

2) Accessing the diseased cells once at the disease site (also known as intracellular penetration, key to therapeutic impact);

3) Increasing the potency through volume and machinery.

TargaZyme's have been demonstrated in multiple cells types and, as a class, shown to be safe and well-tolerated in human patients.

TargaZyme is raising capital in this campaign to manufacture our potentially life-saving product to enable terminally ill cancer patients to access our drug in clinical trials.

The next several years will be focused on advancing the lead candidate through clinical trials and into commercialization. As this lead candidate advances to commercialization, TargaZyme will advance subsequent candidates into their first human clinical trials and earlier candidates into preclinical trials. All the while, TargaZyme will expand its CMC activities to manage the commercial and clinical products.

In terms of commercial infrastructure, while TargaZyme reserves the right to service orphan and ultra-orphan diseases, there is an abundance of commercial infrastructure available for novel therapeutics and a relative paucity of genuinely novel therapies. As such, TargaZyme has confidence that it will be able to partner for commercial infrastructure, and the later it does so, the more favorable the economics. Late-stage deals, such as the acquisitions of Kite and Juno, have been described as "cash-for-cash" exchanges whereby the Kite and Juno investors were paid for the anticipated full and fair profit of the innovations sold to Gilead and Celgene/Bristol-Myers Squibb, respectively.

## The Team

### Officers and Directors

**Name:** Lynnet Koh

Lynnet Koh's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Executive Chairman, CEO, Founder
  **Dates of Service:** September 01, 2020 - Present
  **Responsibilities:** All functions report to EC, incl. Ops., R&D and Finance. $300k salary.

Other business experience in the past three years:

- **Employer:** TargaZyme
  **Title:** CEO
  **Dates of Service:** January 01, 2006 - September 01, 2020
  **Responsibilities:** All functions reporting to CEO, CEO reporting to Chairman.

**Name:** Michael Lemaire

Michael Lemaire's current primary role is with Lemaire Commercial Realty. Michael Lemaire currently services 40 per week, 1 hour at TargaZyme hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director, Secretary
  **Dates of Service:** January 01, 2006 - Present
  **Responsibilities:** Attend quarterly and ad hoc meetings of the Board. Compensation is discretionary attendance and option award.

Other business experience in the past three years:

- **Employer:** Lemaire Commercial Realty
  **Title:** Real Estate Professional
  **Dates of Service:** June 01, 2013 - Present
  **Responsibilities:** Advising on real estate transactions

**Name:** Alan Lewis

Alan Lewis's current primary role is with Diavacs. Alan Lewis currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  **Dates of Service:** January 01, 2010 - Present
  **Responsibilities:** Attend quarterly and ad hoc meetings of the Board. Compensation is discretionary attendance and option award.

Other business experience in the past three years:

- **Employer:** Diavacs
  **Title:** President & CEO
  **Dates of Service:** March 01, 2015 - Present
  **Responsibilities:** C-Level Manager of life-sciences company

Other business experience in the past three years:

- **Employer:** Assembly Biosciences
  **Title:** Director
  **Dates of Service:** December 01, 2015 - Present
  **Responsibilities:** Attend quarterly and ad hoc meetings of the Board

Other business experience in the past three years:

- **Employer:** Batu Biologics
  **Title:** Chairman
  **Dates of Service:** January 01, 2015 - Present
  **Responsibilities:** Oversee Board of Directors and manage quarterly and ad hoc meetings

## Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

*Uncertain Risk*
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

*Our business projections are only projections*
We have never generated revenue from product sales and may never become profitable. Our ability to generate revenue from product sales and achieve profitability depends on our ability, alone or with collaborative partners, to successfully complete the development of, and obtain the regulatory approvals necessary to commercialize, product candidates we may identify for development. We do not anticipate generating revenues from product sales for the next several years, if ever. Our ability to generate future revenues from product sales depends heavily on our, or our collaborators', ability to successfully: • identify product candidates and complete research and preclinical and clinical development of any product candidates we may identify; • seek and obtain regulatory and marketing approvals for any of our product candidates for which we complete clinical trials; • launch and commercialize any of our product candidates for which we obtain regulatory and marketing approval by establishing a sales force, marketing, and distribution infrastructure or, alternatively, collaborating with a commercialization partner; • qualify for adequate coverage and reimbursement by government and third-party payors for any of our product candidates for which we obtain regulatory and marketing approval; • develop, maintain, and enhance a sustainable, scalable, reproducible, and transferable manufacturing process for the product candidates we may develop; • establish and maintain supply and manufacturing relationships with third parties that can provide adequate, in both amount and quality, products, and services to support clinical development and the market demand for any of our product candidates for which we obtain regulatory and marketing approval; • obtain market acceptance of any product candidates we may develop as viable treatment options; • address competing technological and market developments; • implement internal systems and infrastructure, as needed; • negotiate favorable terms in any collaboration, licensing,

or other arrangements into which we may enter and performing our obligations in such collaborations; • maintain, protect, enforce, defend, and expand our portfolio of intellectual property rights, including patents, trade secrets, and know-how; • avoid and defend against third-party interference, infringement, and other intellectual property claims; and • attract, hire, and retain qualified personnel. Even if one or more of the product candidates we may develop are approved for commercial sale, we anticipate incurring significant costs associated with commercializing any approved product candidate. Our expenses could increase beyond expectations if we are required by the U.S. Food and Drug Administration, or the FDA, the European Medicines Agency, or the EMA, or other regulatory authorities to perform clinical and other studies in addition to those that we currently anticipate. Even if we are able to generate revenues from the sale of any approved product candidates, we may not become profitable and may need to obtain additional funding to continue operations. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would decrease the value of our company and could impair our ability to raise capital, maintain our research and development efforts, expand our business or continue our operations. A decline in the value of our company also could cause you to lose all or part of your investment.

*Any valuation at this stage is difficult to assess*
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

*The transferability of the Securities you are buying is limited*
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

*Your investment could be illiquid for a long time*
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

*If the Company cannot raise sufficient funds it will not succeed*
The Company, is offering common stock in the amount of up to $5,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to

raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

*We may not have enough capital as needed and may be required to raise more capital.*
We anticipate needing access to equity and competitive-medical awards (i.e. grants) financing in order to support our clinical-development efforts. We could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our activity, the unavailability of financing could result in the Company performing below expectations, which could adversely impact the value of your investment.

*Terms of subsequent financings may adversely impact your investment*
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

*Management Discretion as to Use of Proceeds*
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

*Projections: Forward Looking Information*
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

*We may never have an operational product or service*
We may not be successful in our efforts to identify and develop potential product

candidates. If these efforts are unsuccessful, we may never become a commercial stage company or generate any revenues. The success of our business depends primarily upon our ability to identify, develop, and commercialize product candidates based on our immune-system enzyme platform. Our most advanced product development programs are in the clinical stage of development. stockholders/members/creditors.

*Some of our products are still in prototype phase and might never be operational products*
It is possible that there may never be an approved medicine or that our candidates may never be approved by the FDA or equivalent regulatory body outside the US. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

*Developing new products and technologies entails significant risks and uncertainties*
We are currently in the research and development stage and, although we have tested our lead candidate in human patients, establishing safety, tolerability and the beginning of clinical proof-of-concept, our lead-candidate medicine is not yet FDA-Approved. Development delays or cost overruns in the clinical development and regulatory approval of our medicines and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

*Minority Holder; Securities with Voting Rights*
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

*You are trusting that management will make the best decision for the company*
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

*Insufficient Funds*
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

*This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.*
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose

subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

*Our new product could fail to achieve the sales projections we expected*
Our growth projections are based on an assumption that we will be able to raise sufficient capital, successfully complete clinical development and begin commercializing our medicines. It is possible that our new medicines will fail to gain market acceptance for any number of reasons. If the new products fail to achieve clinical success and/or regulatory approval, they will not become commercially available. This could materially and adversely impact the value of your investment.

*We face significant market competition*
Although we are the established leader in fucosylation, we will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

*We are an early stage company and have not yet generated any profits*
TargaZyme was formed on the 5th of November, 2005. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. TargaZyme has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

*We are an early stage company and have limited revenue and operating history*
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that our medicine candidate is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

*We have existing patents that we might not be able to protect properly*

One of the Company's most valuable assets is its intellectual property. The Company's owns 38 patents, with more pending, trademarks, copyrights, Internet domain names, know-how and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

*We have pending patent approval's that might be vulnerable*
Although we already have 38 issued patents covering TargaZyme Technology, globally, we also have a number of patents pending and are constantly generating new patents. One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

*Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective*
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

*The cost of enforcing our trademarks and copyrights could prevent us from enforcing them*
Patent, trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patent, trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patents, trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

*The loss of one or more of our key personnel, or our failure to attract and retain other*

*highly qualified personnel in the future, could harm our business*
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

*Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time*
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

*We rely on third parties to provide services essential to the success of our business*
In order to remain capital efficient, we rely on third parties to provide a variety of essential business functions for us, including clinical development, manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

*Need for additional capital*
We will need substantial additional funding. If we are unable to raise capital when needed, we would be forced to delay, reduce, or eliminate our research and product development programs or future commercialization efforts. We expect our expenses to increase in connection with our ongoing activities, particularly as we identify, continue the research and development of, initiate clinical trials of, and seek marketing approval for, product candidates. In addition, if we obtain marketing approval for any product candidates we may develop, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing, and distribution to the extent that such sales, marketing, manufacturing, and distribution are not the responsibility of a collaborator. Furthermore, should we file an S-1 and become a public company, we expect to incur additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, reduce, or eliminate our research and product development programs or future

commercialization efforts.

*Potential for Dilution*

Raising additional capital may cause dilution to our stockholders, including purchasers of common stock in this offering, restrict our operations or require us to relinquish rights to our technologies or product candidates we may develop. Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through a combination of equity offerings, debt financings, collaborations, strategic alliances, and licensing arrangements. We do not have any committed external source of funds. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a common stockholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures, declaring dividends, and possibly other restrictions. If we raise funds through additional collaborations, strategic alliances, or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs, or product candidates we may develop, or we may have to grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce, or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

*Category Leadership is a Unique Risk*

TargaZyme is the leader in cellular-therapy enzymes. While there is substantial and growing evidence of their importance to cellular therapy, as demonstrated in multiple auto and allo cell types, it is possible that an alternative product is developed that accomplishes substantially the same outcome, though, to be clear, there is currently no such product on the horizon.

*We have incurred significant losses since inception. We expect to incur losses for the foreseeable future and may never achieve or maintain profitability.*

Since inception, we have incurred significant operating losses. Our net loss was $2.5 million for the period from January 1, 2020 to December 31, 2020 and $2.4 million for the year ended December 31, 2021, respectively. As of December 31, 2021, we had an accumulated deficit of $32 million. We have financed our operations primarily through competitive medical awards and private equity from qualified investors. We have devoted all of our efforts to research and development. We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. The net losses we incur may fluctuate significantly from quarter to quarter. We anticipate that our expenses will increase substantially if and as we: • continue our current research programs and our clinical/preclinical development of product candidates from our current research programs; • seek to identify additional research programs and additional product candidates; • initiate clinical/preclinical testing and clinical trials for any product candidates we identify and develop; • maintain, expand, enforce, defend and protect our intellectual property portfolio and provide reimbursement of third-party expenses related to our patent portfolio; • seek marketing approvals for any of our product candidates that successfully complete clinical trials; • ultimately establish a sales, marketing, and distribution infrastructure to commercialize any medicines for which we may obtain marketing approval; • further develop our immune-system enzymatic platform; • hire additional research and development personnel; • hire clinical and commercial personnel; • add operational, financial, and management information systems and personnel, including personnel to support our product development; • acquire or in-license product candidates, intellectual property and technologies; • should we decided to do so, build and maintain a commercial-scale current Good Manufacturing Practices, or cGMP, manufacturing facility; and • operate as a public company. We have not received approval from the Food and Drug Administration of any of our product candidates and expect that it will be several years, if ever, before we have a product candidate ready for commercialization. To become and remain profitable, we must develop and, either directly or through collaborators, eventually commercialize a medicine or medicines with significant market potential. This will require us to be successful in a range of challenging activities, including identifying product candidates, completing preclinical testing and clinical trials of product candidates, obtaining marketing approval for these product candidates, manufacturing, marketing, and selling those medicines for which we may obtain marketing approval, and satisfying any post-marketing requirements. We may never succeed in these activities and, even if we do, may never generate revenues that are significant or large enough to achieve profitability. Because of the numerous risks and uncertainties associated with developing base editing product candidates, we are unable to predict the extent of any future losses or when we will become profitable, if at all. If we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would decrease the value of our company and could impair our ability to raise capital, maintain our research and development efforts, expand our business, or continue our operations. A decline in the value of our company could also cause you to lose all or part of your investment.

***We will need substantial additional funding. If we are unable to raise capital when needed, we would be forced to delay, reduce, or eliminate our research and product development programs or future commercialization efforts.***

We expect our expenses to increase in connection with our ongoing activities, particularly as we identify, continue the research and development of, initiate clinical trials of, and seek marketing approval for, product candidates. In addition, if we obtain marketing approval for any product candidates we may develop, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing, and distribution to the extent that such sales, marketing, manufacturing, and distribution are not the responsibility of a collaborator. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, reduce, or eliminate our research and product development programs or future commercialization efforts. As of December 31, 2021, our cash, cash equivalents, and marketable securities were $158 thousand. Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our product candidates. We cannot be certain that additional funding will be available on acceptable terms, or at all. We have no committed source of additional capital and, if we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of our product candidates or other research and development initiatives. Our license agreements and any future collaboration agreements may also be terminated if we are unable to meet the payment or other obligations under the agreements. We could be required to seek collaborators for product candidates we may develop at an earlier stage than otherwise would be desirable or on terms that are less favorable than might otherwise be available or relinquish or license on unfavorable terms our rights to product candidates we may develop in markets where we otherwise would seek to pursue development or commercialization ourselves. As a result of our recurring losses from operations and recurring negative cash flows from operations, there is uncertainty regarding our ability to maintain liquidity sufficient to operate our business effectively, which raises substantial doubt about our ability to continue as a going concern. See also the risk factor below titled, "There is substantial doubt about our ability to continue as a going concern." If we are unable to obtain funding on a timely basis, we may be required to significantly curtail, delay or discontinue one or more of our research or development programs or the commercialization of any product candidate, or be unable to expand our operations or otherwise capitalize on our business opportunities, as desired, which could materially affect our business, financial condition and results of operations. Any of the above events could significantly harm our business, prospects, financial condition and results of operations and cause the price of our common stock to decline.

***Raising additional capital may cause dilution to our stockholders, including purchasers of common stock in this offering, restrict our operations or require us to relinquish rights to our technologies or product candidates we may develop.***

Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through a combination of equity offerings, debt financings, collaborations, strategic alliances, and licensing arrangements. We do not have any committed external source of funds. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a common stockholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures, declaring dividends, and possibly other restrictions. If we raise funds through additional collaborations, strategic alliances, or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs, or product candidates we may develop, or we may have to grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce, or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

***There is substantial doubt about our ability to continue as a going concern.***

A history of operating losses and negative cash flows from operations combined with our anticipated use of cash to fund operations raises substantial doubt about our ability to continue as a going concern beyond the 12-month period from the issuance date of the reviewed financial statements for the year ended December 31, 2021.Our future viability as an ongoing business is dependent on our ability to generate cash from our operating activities or to raise additional capital to finance our operations. There is no assurance that we will succeed in obtaining sufficient funding on terms acceptable to us to fund continuing operations, if at all. The perception that we might be unable to continue as a going concern may also make it more difficult to obtain financing for the continuation of our operations on terms that are favorable to us, or at all, and could result in the loss of confidence by investors and employees. Our financial statements do not include any adjustments that might result from the outcome of this uncertainty. If we are unable to continue as a going concern, we may have to liquidate our assets and may receive less than the value at which those assets are carried on our financial statements, and it is likely that our investors will lose all or a part of their investment.

***Enzymatic immune-system activation is a novel technology that is not yet clinically validated for human therapeutic use. The approaches we are taking to discover and develop novel therapeutics are unproven and may never lead to marketable products.***

We are focused on developing potentially curative medicines utilizing immune-system enzyme technology. Although there have been significant advances in the field of immune-system therapy, which typically involves the harnessing of the human immune system, there are only four (4) such products approved in this category and none of them are enzymes. Successful development of product candidates by us will require solving a number of issues, including safely delivering a therapeutic into target cells within the human body or in an ex vivo setting, optimizing the efficiency and specificity of such product candidates, and ensuring the therapeutic selectivity of such product candidates. There can be no assurance we will be successful in solving any or all of these issues. We have concentrated our research efforts to date on the clinical and preclinical work to bring therapeutics to the clinic for our initial indications, and our future success is highly dependent on the successful development of immune-system enzyme technologies, cellular delivery methods and therapeutic applications of that technology. We cannot be sure that our technologies will yield satisfactory products that are safe and effective, scalable or profitable in our initial indications or any other indication we pursue.

***We may not be successful in our efforts to identify and develop potential product candidates. If these efforts are unsuccessful, we may never become a commercial stage company or generate any revenues.***

The success of our business depends primarily upon our ability to identify, develop, and commercialize product candidates based on our immune-system enzyme platform. Our most advanced product development programs are in the clinical stage of development. In addition, although we believe immune-system enzymes will position us to rapidly expand our portfolio of product candidates beyond our current product candidates we may develop after only minimal changes to the product candidate construct, we have not yet successfully developed any product candidate and our ability to expand our portfolio may never materialize. If any of these events occur, we may be forced to abandon our research or development efforts for a program or programs, which would have a material adverse effect on our business, financial condition, results of operations, and prospects. Research programs to identify new product candidates require substantial technical, financial, and human resources. We may focus our efforts and resources on potential programs or product candidates that ultimately prove to be unsuccessful, which would be costly and time-consuming.

***Even if any product candidates we may develop receive marketing approval, they may fail to achieve the degree of market acceptance by physicians, patients, healthcare payors, and***

*others in the medical community necessary for commercial success.*

The commercial success of any of our product candidates we may develop will depend upon its degree of market acceptance by physicians, patients, third-party payors, and others in the medical community. Ethical, social, and legal concerns about immune-system medicines generally and immune-system enzymes technologies specifically could result in additional regulations restricting or prohibiting the marketing of our product candidates we may develop. Even if any product candidates we may develop receive marketing approval, they may nonetheless fail to gain sufficient market acceptance by physicians, patients, healthcare payors, and others in the medical community. The degree of market acceptance of any product candidates we may develop, if approved for commercial sale, will depend on a number of factors, including: • the efficacy and safety of such product candidates as demonstrated in clinical trials; • the potential and perceived advantages compared to alternative treatments; • the limitation to our targeted patient population and limitations or warnings contained in approved labeling by the FDA or other regulatory authorities; • the ability to offer our medicines for sale at competitive prices; • convenience and ease of administration compared to alternative treatments; • the clinical indications for which the product candidate is approved by the FDA, the EMA, or other regulatory agencies; • public attitudes regarding immune-system medicine generally and immune-system enzymes technologies specifically; • the willingness of the target patient population to try novel therapies and of physicians to prescribe these therapies, as well as their willingness to accept a therapeutic intervention that involves the editing of the patient's gene; • product labeling or product insert requirements of the FDA, the EMA, or other regulatory authorities, including any limitations or warnings contained in a product's approved labeling; • relative convenience and ease of administration; • the timing of market introduction of competitive products; • publicity concerning our products or competing products and treatments; • the strength of marketing and distribution support; • sufficient third-party coverage or reimbursement; and • the prevalence and severity of any side effects. Even if any of our product candidates we may develop are approved, such products may not achieve an adequate level of acceptance, we may not generate significant product revenues, and we may not become profitable.

*The amount raised in this offering may include investments from company insiders or immediate family members.*

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

## Ownership and Capital Structure; Rights of the Securities

### Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

| Stockholder Name | Number of Securities Owned | Type of Security Owned | Percentage |
|---|---|---|---|
| Lynnet Koh | 19,577,168 | Common Stock | 66.0% |

## The Company's Securities

The Company has authorized Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 161,631 of Common Stock.

*Common Stock*

The amount of security authorized is 45,000,000 with a total of 29,648,540 outstanding.

*Voting Rights*

One vote per share, however, please see the voting rights of the securities sold in this offering below.

*Material Rights*

**Voting Rights of Securities Sold in this Offering Include a Voting Proxy**

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Stock Options**

The total amount outstanding, 29,648,540, includes 5,137,077 shares pursuant to stock options issued and outstanding. It does not include 1,837,924 options which are authorized, but unissued.

The Board of Directors of TargaZyme has authorized a Stock Options program representing some 6,975,000 shares or 23.5% of fully diluted shares outstanding. Of these, 5,137,077 are issued, representing 17.3% of fully diluted shares outstanding.

Since option-based compensation is such an important component of biotechnology compensation, the Board reserves the right to renew or expand this program.

*Preferred Stock*

The amount of security authorized is 5,000,000 with a total of 0 outstanding.

*Voting Rights*

One vote per share.

*Material Rights*

There are no material rights associated with Preferred Stock.

## What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

## Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

## Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

### Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  **Type of security sold:** Equity
  **Final amount sold:** $25,000.00
  **Number of Securities Sold:** 5,000
  **Use of proceeds:** Filing of grants and maintaining cell lines
  **Date:** February 01, 2021
  **Offering exemption relied upon:** Section 4(a)(2)

- **Name:** Common Stock
  **Type of security sold:** Equity
  **Final amount sold:** $1,560,937.00
  **Number of Securities Sold:** 1,560,937
  **Use of proceeds:** Preclinical research, writing and filing of patents
  **Date:** June 19, 2012
  **Offering exemption relied upon:** Section 4(a)(2)

## Financial Condition and Results of Operations

### Financial Condition

*You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.*

### Results of Operations

**Circumstances which led to the performance of financial statements:**

## Year ended December 31, 2021 compared to year ended December 31, 2020

### Revenue

TargaZyme is a pre-revenue biotechnology enterprise. While TargaZyme is poised to enter registration trials for its first product candidate to be approved as a life-saving medicine, such trials will cost tens of millions of dollars before TargaZyme will be in a position to earn any revenues.

### Cost of sales

Since TargaZyme has no sales for either year, there is no Cost of Sales information.

### Gross margins

Without Sales, there is no Cost of Sales information nor is there Gross margin information.

### Expenses

The Company's expenses consist almost entirely of research and development expenses related to the advancement of TargaZyme product candidates through the development and regulatory process. For 2020, total expenses were $2.5m. In 2021, the Company operated in a similar manner, with total expenses of $2.4m. While these are currently categorized as General and Administrative in the reviewed financials, a detailed review reveals that the largest categories of expense include intellectual property management, such as the filing and maintenance of patents, cold storage and expenses related to academic and commercial collaborations. Audited financials will likely provide a more granular view and feature the R&D line-item expense.

### Historical results and cash flows:

The Company is currently in the clinical and preclinical development stage, as determined by the Food and Drug Administration (FDA), and pre-revenue. We are of the opinion the historical cash flows will widen as the Company embarks on the most expensive, albeit it less risky, registration trials and final stages of development prior to registering our first medicine with the FDA for sale to health systems and administration to patients. At this point, the Company would begin to generate sales and positive cash flow. Past cash was primarily generated through primarily through competitive medical awards and, to a much lesser extent, equity. If we are able to raise the funds necessary to complete our registration trials and secure FDA Approval for our first medicine, our goal is to generate sales and positive cash flows in the year that follows approval.

Like all biotechnology companies, TargaZyme is dependent on funding from three sources:

1) Competitive medical awards (from which TaragZyme has raised $40m+)

2) Equity financing

3) Partnering

Since the clinical development process is so uncertain, biotechnology companies have limited financing alternatives.

## Liquidity and Capital Resources

**What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)**

As of 3/1/2022, the Company has capital resources available in the form of a shareholder loan in the amount of $5.2m, and $120,000.00 cash on hand.

**How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)**

We believe the funds of this campaign are important, but not critical to our company operations.

If not critical: We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign. We also plan to pursue additional financing alternatives in order to have enough resources to complete registration trials for our first medicine.

**Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)**

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has raised, ~8% will be made up of funds raised from the crowdfunding campaign.

**How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?**

If the Company raises the minimum offering amount, we anticipate the Company will immediately apply the amount to the production of the company's potentially life-saving medicine. This is based on currently anticipated production costs.

**How long will you be able to operate the company if you raise your maximum funding goal?**

If the Company raises the maximum offering amount, we anticipate the Company will be able to complete a full production run of our life-saving medicines candidate and may have enough on hand to complete an IND and file a Phase 1 trial for TZ102, the 2nd candidate in our pipeline.

**Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)**

Like all biotechnology companies, we anticipate future capital needs in order to finish clinical development, complete regulatory filings and begin commercializing our potentially life-saving medicines. Since our lead candidate, TZ101, currently has capital needs in excess of $5m, multiple efforts are underway to support such efforts through a range of strategic alternatives.

## Indebtedness

- **Creditor:** PPP-1
  **Amount Owed:** $354,583.00
  **Interest Rate:** 1.0%
  **Maturity Date:** May 06, 2022

- **Creditor:** PPP-2
  **Amount Owed:** $448,760.00
  **Interest Rate:** 1.0%
  **Maturity Date:** April 14, 2026

- **Creditor:** University of Florida
  **Amount Owed:** $519,563.00
  **Interest Rate:** 0.0%
  **Maturity Date:** September 30, 2011

- **Creditor:** Lynnet Koh
  **Amount Owed:** $1,315,421.00
  **Interest Rate:** 0.0%
  **Maturity Date:** December 31, 2100

## Related Party Transactions

- **Name of Entity:** Lynnet Koh
  **Relationship to Company:** 20%+ Owner
  **Nature / amount of interest in the transaction:** Lynnet Koh is the founder and Executive Chairman of the company. As the principal security holder and debtholder of the company, Lynnet has provided loans to the business.
  **Material Terms:** Lynnet Koh is the 77.3% common equity shareholder and holder of 69.5% of the debt. During the past period, the company borrowing funds from its founder and an owner, Lynnet Koh. The loans bear no interest rate and has not defined maturity date. Since there is no maturity date set, the loan may be called at any time. The loan was classified as current. As of December 31, 2021, and December 31, 2020, the outstanding balances of the shareholder's loan are in the amount of $1,299,192 and $1,315,421, respectively. As of December 31, 2021 and December 31, 2020, an accumulated accrued compensation to its founder and an owner, Lynnet

Koh, is in the amount $5,231,041.

## Valuation

**Pre-Money Valuation:** $196,273,334.80

**Valuation Details:**

The company determined its pre-money valuation based on an analysis of multiple factors, including discounted cash-flow analysis, trading and transaction comparables. Biotechnology has defied traditional metrics because it has always been event driven rather than measured as a function of sales growth and profitability. Generally speaking, the most "expensive" stocks with the highest price-to-earnings (PE) ratios are either very profitable, growing very fast or both. Development-stage biotechnology companies frequently have no sales and only R&D expenses, relying on medical awards and equity capital until they are able to get their first product approved for sale by the Food and Drug Administration (FDA) and other regulators (the EMEA in Europe, for example). The unfolding of events feed into the volatility as a biotech company progresses from anticipated events to known outcomes.

Volatility is what drives investing in biotechnology and makes investing in biotechnology attractive to investors. Volatility is, of course, a function of the uncertainty of outcome and the possibility for a binary outcome in biotechnology. What this means, practically speaking, is that few investment opportunities can offer the upside of a biotechnology investment on the path to approval of its first therapeutic. By extension, it also means investors need to be prepared to accept the risk that goes with this, including the risk of losing their entire investment because 1) the medicine does not work, 2) cannot be approved with the resources available or 3) does not work well enough to justify the time, expense and other resources utilized to secure regulatory approval.

Since the very first biotechnology companies went public in the 1980's the institutional investor community has sought out ways to evaluate and value biotechnology. One of pioneers of these methods, Judy Lewent, the Chief Financial Officer of Merck in the 1990's, developed a quantitative. Model-driven method for capturing volatility of early-stage product candidates at Merck ( https://hbr.org/1995/05/the-options-approach-to-capital-investment ). The irony is that this methodology, which would come to be adopted by many biotechnology equity research analysts, was created at a time when Merck eschewed partnerships and did almost no in-licensing from biotechnology companies because Merck claimed that they had more internal product candidates than resources to develop them. Nonetheless, this comparison of development-stage candidates to options became one of the hallmarks of biotech valuation.

Current equity research of publicly listed biotechnology companies relies heavily on these foundations. About a decade after Lewent's methods were published by Harvard Business Review, The University of Pennsylvania's Wharton School, through Knowledge@Wharton ("K@W") published a product-candidate architecture approach ( https://knowledge.wharton.upenn.edu/article/a-new-approach-to-valuing-biotech-stocks/ ) expanding the framework in which one evaluation might be distinguished from another. These early efforts have resulted in analysis-driven investment firms to come up with their own methodologies, like Nicholas Parini at Seeking Alpha who created a formula for assessing the value of a biotechnology pipeline even though he did not consider himself uniquely informed or knowledgeable (presumably with respect to a medical degree or life-sciences research background) enough to actually use the formula ( https://seekingalpha.com/article/4370009-how-to-value-biotech-stocks ). Finally, practical, public analysis references, like Toptal, have also created similar methodologies to inform investors interested in investing in biotechnology ( https://www.toptal.com/finance/valuation/biotech-valuation ). Each of these provide useful frameworks to help the investor decide whether or not they are comfortable investing without the usual metrics of sales and profits.

It is worth noting that, of the original, publicly listed biotechnology companies, only one remains truly independent, Amgen. Biogen and Idec merged in order to combine pipelines and survive and all of the others were acquired, including Cetus by Roche, Genetics Institute by Wyeth/Pfizer, Chiron by Novartis and Genentech by Roche.

Much the same has happened to the latest crop of advanced biotechnology companies all of which might be described as immune-system therapies. This latest biotechnology advance seeks to harness mechanisms within the human immune system as a method of healing. As an immune-system booster, TargaZyme's enzymes are a part of this advance. The first of these was licensed from The University of Pennsylvania to Novartis. The second, Kite ($12b), and the third, Juno ($10b), were acquired by Gilead and the recently combined Celgene / Bristol-Myers Squibb, itself the product of a merger between biotech Celgene and reinvented pharmaceutical company, Bristol-Myers Squibb. The fourth, Legend, was licensed in by Janssen, the biotechnology arm of Johnson+Johnson. As can be seen, the outcome of this latest crop of biotechnology companies was much the same as the first set back in the 1980's. The takeaway from these transaction-based comparable companies is that an investor in product-based, cellular therapeutic can currently expect an exit of multiple billion dollars on or near approval of the product. TargaZyme's products very clearly fit amongst these leading edge products and are distinct not only from small-molecule chemicals, but also traditional biologics, like replacement proteins and antibodies. At a 25% discount to $2.5b applied over three (3) years, TargaZyme might be comparably valued at $1.28b on the low end or over $6b on the high end in comparison to these other pioneering cellular therapy companies.

In valuing TargaZyme, the Company is relying on a number of these methodologies and proxies for sales and profits. Like Lewent, TargaZyme calculated the cost of an option on a future-approved medicine. Like Nardini, TargaZyme looked at anticipated Total Addressable Market ("TAM") rather than sales of today, of which there are no because TargaZyme has no product approved yet. TargaZyme also applied the experience gathered in Licensing and Acquisitions Analysis at Johnson+ Johnson, Baxter BioScience and Amgen. These methods are consistent with the methodology used to calculate the 409A valuaiton and very similar to the pattern for the Company and an improved fact pattern for the industry. The fact that immune-system therapy is so much better understood and accepted, with four products approved, and counting, bodes well for TargaZyme and its pipeline. Attached herein is a discounted cash-flow analysis based on product approval and forecast TAM.

Three biggest advantages:

1) Safety and tolerability for the class in human patients with clinical proof of concept that the medicine works as it's supposed to work;

2) Extensive intellectual property estate including 38 issued patents, and counting, in addition to know-how and trade-secrets related to the production of the enzyme, a biologic;

3) Partnership with Kyowa Hakko Kirin which not only validates TargaZyme's original IP, it also extends it and acknowledges the Company's leadership position in the class.

Three biggest challenges:

1) TargaZyme will fail to assembly the necessary resources, including capital, to complete the registration trials;

2) The Food and Drug Administration (FDA) will not accept TargaZyme registration, but will, instead, ask for additional data above and beyond TargaZyme's available resources;

3) TargaZyme's medicine will be approved by the FDA and other regulators, but its benefit will not justify the time and capital invested to secure approval.

There are now over a dozen cellular therapy companies that are public, including Appellis Pharmaceuticals, $5.6b Mkt Cap (very similar stage of development), Fate Therapeutics, $3.6b Mkt Cap, Iovance, $2.5b Mkt Cap, Allogene, $1.4b Mkt Cap, Atara, $911m Mkt Cap, NKarta, $396m Mkt Cap and Poseida, $298m Mkt Cap.
By comparison, TargaZyme, with confirmed safety and efficacy data in human patients, is as advanced if not more advanced than any of these trading comparables. TargaZyme is very comparable to Iovance in terms of stage of development (at one-tenth the price). This is a field that yields valuations similar to the range presented in the 409A evaluation and appears to be trending favorably. TargaZyme's lead candidate is equally or relatively more advanced, in terms of confirmation of mechanism and proof of safety and tolerability in patients, than each of these competitors. Although many are pursuing similar diseases, TargaZyme is the category leader in recombinant, fucosylating enzymes designed to harness the immune system. It follows that TargaZyme should be at least as valuable as the least valuable among these companies and potentially as valuable as the most valuable among these companies.

**Disclaimers**

The Company set its valuation internally, without a formal-third party independent evaluation. The pre-money valuation has been calculated on a partial fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised except for unawarded options as these options may never be awarded; and (iii) any shares reserved for issuance under a stock plan are issued. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

## Use of Proceeds

If we raise the Target Offering Amount of $9,996.20 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Research & Development*
  94.5%
  TargaZyme is raising capital for three purposes: 1) Execute TZ101 registration trial for the 1st label in HSCT 2) Initiate TZ101 Phase 2 trial for an expanded label 3) Complete CMC to ensure commercial supply of TZ101 The next several years will be focused on advancing the lead candidate through clinical trials and into commercialization. As this lead candidate advances to commercialization, TargaZyme will advance subsequent candidates into their first human clinical trials and earlier candidates into preclinical trials. All the while, TargaZyme will expand its CMC activities to manage commercial and clinical product.

If we raise the over allotment amount of $1,069,997.22, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Research & Development*
  94.5%
  TargaZyme is raising capital in this campaign to manufacturing our potentially life-saving product to enable terminally ill cancer patients to access our drug in clinical trials, a major shareholder inflection point. The next several years will be focused on advancing the lead candidate through clinical trials and into commercialization. As this lead candidate advances to commercialization, TargaZyme will advance subsequent candidates into their first human clinical trials and earlier candidates into preclinical trials. All the while, TargaZyme will expand its CMC activities to manage commercial and clinical product.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

# Regulatory Information

## Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

## Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

## Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://targazyme.com (http://targazyme.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

## Updates

Updates on the status of this Offering may be found at: www.startengine.com/targazyme

## Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR TargaZyme, Inc

*[See attached]*

# TARGAZYME, INC.

## FINANCIAL STATEMENTS
## YEAR ENDED DECEMBER 31, 2021 AND 2020
*(Reviewed, Unaudited)*

## INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

## INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Targazyme, Inc.
Carlsbad, California

We have reviewed the accompanying financial statements of Targazyme, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

**Accountant's Responsibility**

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion**

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

March 21, 2022
Los Angeles, California

**TARGAZYME INC.**
**BALANCE SHEET**
**(UNAUDITED)**

| **As of December 31,** | | **2021** | | **2020** |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| **ASSETS** | | | | |
| Current Assets: | | | | |
| Cash & cash equivalents | $ | 111,900 | $ | 19,562 |
| Prepaids and other current assets | | 46,472 | | - |
| **Total current assets** | | **158,372** | | **19,562** |
| | | | | |
| Property and equipment, net | | 942 | | 1,413 |
| Intangible assets | | 3,015,005 | | 3,434,613 |
| **Total assets** | **$** | **3,174,319** | **$** | **3,455,588** |
| | | | | |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | | | |
| Current Liabilities: | | | | |
| Accounts payable | $ | 29,966 | $ | 25,585 |
| Credit card | | - | | 8,076 |
| Current portion of loans and notes | | 444,335 | | 236,389 |
| **Total current liabilities** | | **474,301** | | **270,050** |
| | | | | |
| Promissory notes and loans | | 878,571 | | 637,757 |
| Shareholder loan | | 1,299,192 | | 1,315,421 |
| Accrued Compensation | | 5,231,041 | | 5,231,041 |
| Long-term accounts payable | | 82,006 | | 85,506 |
| **Total liabilities** | | **7,965,112** | | **7,539,776** |
| | | | | |
| **STOCKHOLDERS EQUITY** | | | | |
| Common stock | | 8,950,613 | | 8,944,613 |
| Additional paid In capital | | 18,063,539 | | 16,359,229 |
| Retained earnings/(Accumulated deficit) | | (31,804,945) | | (29,388,029) |
| | | | | |
| **Total stockholders' equity** | | **(4,790,793)** | | **(4,084,188)** |
| | | | | |
| **Total liabilities and stockholders' equity** | **$** | **3,174,319** | **$** | **3,455,588** |

*See accompanying notes to financial statements.*

**TARGAZYME INC.**
**STATEMENTS OF OPERATIONS**
**(UNAUDITED)**

| **For Fiscal Year Ended December 31,** | **2021** | **2020** |
|---|---|---|
| (USD $ in Dollars) | | |
| Net revenue | $ - | $ - |
| Cost of goods sold | - | - |
| Gross profit | - | - |
| | | |
| Operating expenses | | |
| General and administrative | 2,614,011 | 2,458,162 |
| Total operating expenses | 2,614,011 | 2,458,162 |
| | | |
| Operating income/(loss) | (2,614,011) | (2,458,162) |
| | | |
| Interest expense | - | 19,741 |
| Other Loss/(Income) | (197,095) | 5,351 |
| Income/(Loss) before provision for income taxes | (2,416,916) | (2,483,254) |
| Provision/(Benefit) for income taxes | - | - |
| | | |
| **Net income/(Net Loss)** | **$ (2,416,916)** | **$ (2,483,254)** |

*See accompanying notes to financial statements.*

# TARGAZYME INC.
## STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
## (UNAUDITED)

| | Common Stock | | Additional Paid | Retained earnings/ | Total Shareholder |
|---|---|---|---|---|---|
| (in , $US) | Shares | Amount | In Capital | (Accumulated Deficit) | Equity |
| **Balance—December 31, 2019** | 24,486,464 | **$ 8,845,613** | **$ 14,814,483** | **$ (26,904,775)** | **$ (3,244,679)** |
| Capital contribution | | $ 99,000 | | | 99,000 |
| Share-Based Compensation | | | 1,680,311 | | 1,680,311 |
| Capital distribution | | | (135,565) | | (135,565) |
| Net income/(loss) | | | | (2,483,254) | (2,483,254) |
| **Balance—December 31, 2020** | 24,486,464 | 8,944,613 | 16,359,229 | $ (29,388,029) | **$ (4,084,188)** |
| Issuance of Stock | 5,000 | 6,000 | 24,000 | | 30,000 |
| Share-Based Compensation | | | 1,680,311 | | 1,680,311 |
| Net income/(loss) | | | | (2,416,916) | (2,416,916) |
| **Balance—December 31, 2021** | **24,491,464** | **$ 8,950,613** | **$ 18,063,539** | **$ (31,804,945)** | **$ (4,790,793)** |

*See accompanying notes to financial statements.*

**TARGAZYME INC.**

**STATEMENTS OF CASH FLOWS**

**(UNAUDITED)**

| For Fiscal Year Ended December 31, | 2020 | 2019 |
|---|---|---|
| (USD $ in Dollars) | | |
| **CASH FLOW FROM OPERATING ACTIVITIES** | | |
| Net income/(loss) | $ (2,416,916) | $ (2,483,254) |
| *Adjustments to reconcile net income to net cash provided/(used) by operating activities:* | | |
| Depreciation of property | 471 | 471 |
| Amortization of intangibles | 429,058 | 428,113 |
| Share-based compensation | 1,680,311 | 1,680,311 |
| Changes in operating assets and liabilities: | | |
| Prepaid expenses | (46,472) | - |
| Account payables | 4,381 | (115,843) |
| Long-term accounts payable | (3,500) | 85,506 |
| Credit cards | (8,076) | 8,076 |
| Other current liabilities | - | (270) |
| **Net cash provided/(used) by operating activities** | **(360,743)** | **(396,890)** |
| | | |
| **CASH FLOW FROM INVESTING ACTIVITIES** | | |
| Purchases of intangible assets | (9,450) | (97,064) |
| **Net cash provided/(used) in investing activities** | **(9,450)** | **(97,064)** |
| | | |
| **CASH FLOW FROM FINANCING ACTIVITIES** | | |
| Capital contribution | 30,000 | 99,000 |
| Capital Distribution | | (135,565) |
| Shareholder loan | (16,229) | (1,741) |
| Borrowing on promissory notes and loans | 448,760 | 369,583 |
| **Net cash provided/(used) by financing activities** | **462,531** | **331,277** |
| | | |
| Change in cash | 92,338 | (162,676) |
| Cash—beginning of year | 19,562 | 182,238 |
| **Cash—end of year** | **$ 111,900** | **$ 19,562** |
| | | |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION** | | |
| Cash paid during the year for interest | $ - | $ 19,741 |
| Cash paid during the year for income taxes | $ - | $ - |
| | | |
| **OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES** | | |
| Purchase of property and equipment not yet paid for | $ - | $ - |
| Issuance of equity in return for note | - | |
| Issuance of equity in return for accrued payroll and other liabilities | | |

*See accompanying notes to financial statements.*

## 1. NATURE OF OPERATIONS

Targazyme Inc. was incorporated on November 2, 2005, in the state of California, under the name of America Stem Cell Bank Inc. On December 4, 2013, the Company changed the name to Targazyme Inc. The financial statements of Targazyme Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Carlsbad, California.

TargaZyme is a clinical-stage biotechnology company focused on the research and development of disruptive and novel, off-the-shelf T-Cell products. These products are aimed at improving the efficacy of T-cell therapies by delivering more T-cells to tumor sites from the vasculature, increasing the percentage of T-cells in the tumor micro-environment that express FASL, Granzyme B & Perforin and increase the synapse formation between the T-cells and tumors which enables increased intra-tumor penetration, and improves the cytoxicity of T-cells for increased cancer tumor killing.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Basis of Presentation**

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

**Use of Estimates**

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Cash and Cash Equivalents**

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021 and December 31, 2020, the Company's cash and cash equivalents did not exceeded FDIC insured limits.

**Accounts Receivable and Allowance for Doubtful Accounts**

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

**Property and Equipment**

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

| Category | Useful Life |
|---|---|
| Equipment | 5 years |

**Impairment of Long-lived Assets**

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

**Intangible Assets**

The Company capitalizes its patent, filing, legal patent, and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as ten years.

**Income Taxes**

Targazyme Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

*Concentration of Credit Risk*

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

**Revenue Recognition**

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps: Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company will earn revenues from the sale of T-Cell products.

**Stock-Based Compensation**

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

**Fair Value of Financial Instruments**

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

***Level 1***—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

***Level 2***—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

***Level 3***—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

**COVID-19**

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

**Subsequent Events**

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 21, 2022, which is the date the financial statements were issued.

**Recently Issued and Adopted Accounting Pronouncements**

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

## 3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

| As of Year Ended December 31, | | 2021 | | 2020 |
|---|---|---|---|---|
| Acrrued expenses | | 45,472 | | - |
| Employee Advance | | 1,000 | | - |
| **Total Prepaids and Other Current Assets** | **$** | **46,472** | **$** | **-** |

## 4. PROPERTY AND EQUIPMENT

As of December 31, 2021 and December 31, 2020, property and equipment consists of:

| As of Year Ended December 31, | | 2021 | | 2020 |
|---|---|---|---|---|
| Furniture and Equipment | $ | 2,355 | $ | 2,355 |
| **Property and Equipment, at Cost** | | **2,355** | | **2,355** |
| Accumulated depreciation | | (1,413) | | (942) |
| **Property and Equipment, Net** | **$** | **942** | **$** | **1,413** |

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2021, and 2020 were in the amount of $471 and $471, respectively.

## 5. INTANGIBLE ASSETS

As of December 31, 2021 and December 31, 2020, intangible asset consist of:

| As of Year Ended December 31, | | 2021 | | 2020 |
|---|---|---|---|---|
| Patent | $ | 4,290,583 | $ | 4,281,133 |
| **Intangible assets, at cost** | | **4,290,583** | | **4,281,133** |
| Accumulated amortization | | (1,275,578.52) | | (846,520.20) |
| **Intangible assets, Net** | **$** | **3,015,005** | **$** | **3,434,613** |

Entire intangible assets have been amortized. Amortization expenses for trademarks and patents for the fiscal year ended December 31, 2021, and 2020 were in the amount of $429,058 and $428,113, respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2021:

| Period | | Expense |
|---|---|---|
| 2021 | $ | (429,058) |
| 2022 | | (429,058) |
| 2023 | | (429,058) |
| 2024 | | (429,058) |
| Thereafter | | (1,298,771) |
| **Total** | **$** | **(3,015,005)** |

## 6. CAPITALIZATION AND EQUITY TRANSACTIONS

**Common Stock**

The Company is authorized to issue 45,000,000 shares of Common Shares with no par value. As of December 31, 2021, and December 31, 2020, 24,491,464 shares and 24,486,464 shares have been issued and are outstanding.

**Preferred Stock**

The Company is authorized to issue 5,000,000 shares of Preferred Shares with no par value. As of December 31, 2021, and December 31, 2020, none of Preferred Shares have been issued and are outstanding.

## 7. SHAREBASED COMPENSATION

During 2010, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 6,975,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

*Stock Options*

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

| As of Year Ended December 31, | 2020 |
|---|---|
| Expected life (years) | 10.00 |
| Risk-free interest rate | 2.50% |
| Expected volatility | 75% |
| Annual dividend yield | 0% |

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

| | Number of Awards | Weighted Average Exercise | Weighted Average Contract Term |
|---|---|---|---|
| Outstanding at December 31, 2019 | 5,002,665 | $ 3.18 | - |
| Granted | 500,000 | | |
| Execised | - | | |
| Expired/Cancelled | - | | - |
| Outstanding at December 31, 2020 | 5,502,665 | $ 3.18 | 3.93 |
| Exercisable Options at December 31, 2020 | 5,502,665 | $ 3.18 | 3.93 |
| Granted | 125,900 | $ - | |
| Execised | - | $ - | |
| Expired/Cancelled | - | $ - | |
| Outstanding at December 31, 2021 | 5,628,565 | $ 3.18 | 2.93 |
| Exercisable Options at December 31, 2021 | 5,628,565 | $ 3.18 | 2.93 |

Stock option expenses for the years ended December 31, 2021, and December 31, 2020 were $1,680,311 and $1,680,311, respectively.

## 8. DEBT

**Promissory Notes & Loans**

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and terms are as follows:

| | | | | | For the Year Ended December 2021 | | | | | For the Year Ended December 2020 | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Debt Instrument Name | Principal Amount | Interest Rate | Borrowing Period | Maturity Date | Interest Expense | Accrued Interest | Current Portion | Non-Current Portion | Total Indebtedness | Interest Expense | Accrued Interest | Current Portion | Non-Current Portion | Total Indebtednes $ |
| SBA PPP Loan- 1st tranche | $ 347,583 | 1.00% | 5/6/2020 | 5/6/2022 | $ 2,068 | $ 2,068 | $ 354,583 | $ - | $ 354,583 | $ 1,773 | $ 1,773 | $ 236,389 | $ 118,194 | $ 354,583 |
| SBA PPP Loan- 2nd tranche | $ 448,760 | 1.00% | 4/14/2021 | 4/14/2026 | $ 2,992 | $ 2,992 | $ 89,752 | $ 359,008 | $ 448,760 | $ - | $ - | $ - | $ - | $ - |
| Promissory Note- University of Florida | $ 600,000 | 0.00% | 5/30/2011 | Maturity date is not set | $ - | $ - | $ - | $ 519,563 | $ 519,563 | $ - | $ - | $ - | $ 519,563 | $ 519,563 |
| Total | | | | | $ 5,060 | $ 5,060 | $ 444,335 | $ 878,571 | $ 1,322,906 | $ 1,773 | $ 1,773 | $ 236,389 | $ 637,757 | $ 874,146 |

The company applied for SBA PPP loan forgiveness. The management of the company expect that all or majority of the loans will be forgiven. Once the forgiveness is approved, the forgiven amount will be recorded under other income.

The summary of the future maturities is as follows:

| As of Year Ended December 31, 2020 | |
|---|---|
| 2022 | $ 444,335 |
| 2023 | 89,752 |
| 2024 | 89,752 |
| 2025 | 89,752 |
| 2026 | 89,752 |
| Thereafter | 519,563 |
| **Total** | **$ 1,322,906** |

**Owner Loans**

During the years presented, the Company borrowed money from the owners. The details of the loans from the owners are as follows:

| | | | | For the Year Ended December 2021 | | | For the Year Ended December 2020 | | |
|---|---|---|---|---|---|---|---|---|---|
| Owner | Principal Amount | Interest Rate | Maturity Date | Current Portion | Non-Current Portion | Total Indebtedness | Current Portion | Non-Current Portion | Total Indebtedness |
| Lynnet Koh | $ 1,299,192 | 0.00% | No set maturity | $ - | $ 1,299,192 | $ 1,299,192 | $ - | $ 1,315,421 | $ 1,315,421 |
| **Total** | | | | $ - | $ 1,299,192 | $ 1,299,192 | $ - | $ 1,315,421 | $ 1,315,421 |

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. The loan was classified as non-current.

## 9. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021 and December 31, 2020 consists of the following:

| As of Year Ended December 31, | 2021 | 2020 |
|---|---|---|
| Net Operating Loss | $ (721,208) | $ (815,454) |
| Valuation Allowance | 721,208 | 815,454 |
| **Net Provision for income tax** | $ - | $ - |

Significant components of the Company's deferred tax assets and liabilities at December 31, 2021, and December 31, 2020 are as follows:

| As of Year Ended December 31, | 2021 | 2020 |
|---|---|---|
| Net Operating Loss | $ (1,863,898) | $ (1,142,691) |
| Valuation Allowance | 1,863,898 | 1,142,691 |
| **Total Deferred Tax Asset** | $ - | $ - |

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021 and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $6,246,309, and the Company had state net operating loss ("NOL") carryforwards of approximately $6,246,309. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

## 10. RELATED PARTY

During the past period, the company borrowing funds from its founder and an owner, Lynnet Koh. The loans bear no interest rate and has not defined maturity date. Since there is no maturity date set. The loan was classified as non-current. As of December 31, 2021, and December 31, 2020, the outstanding balances of the shareholder's loan are in the amount of $1,299,192 and $1,315,421, respectively.

As of December 31, 2021 and December 31, 2020, an accumulated accrued compensation to its founder and an owner, Lynnet Koh, is in the amount $5,231,041.

## 11. COMMITMENTS AND CONTINGENCIES

**Operating Leases**

On December 15, 2015, the company entered into a lease agreement with Premier Two 1 Four, LLC, with annex signed on August 19, 2021. The rent pertains to office space and the base rent is $400 per month. The lease agreement ends on August 19, 2024. The Company enters various operating leases for facilities. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2021, are as follows:

| **Year** | **Obligation** | |
|---|---|---|
| 2022 | $ | 4,800 |
| 2023 | | 4,800 |
| 2024 | | 3,200 |
| 2024 | | - |
| Thereafter | | - |
| **Total future minimum operating lease payments** | **$** | **12,800** |

Rent expenses were in the amount of $48,441 and $15,482, as of December 31, 2021 and December 31, 2020, respectively.

**Contingencies**

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

**Litigation and Claims**

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

## 12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021 through March 21, 2022, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

*[See attached]*

# TargaZyme

The Next Frontier of Cancer Medicine


Closing in 2 days

Website · Carlsbad, CA · BIOTECHNOLOGY

**$42,110** raised

| | |
|---|---|
| 54<br>Investors | $196M<br>Valuation |
| $6.62<br>Price per Share | $595.80<br>Min. Investment |
| Common<br>Shares Offered | Equity<br>Offering Type |
| $1.07M<br>Offering Max | 2<br>Days Left |

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

*This Reg CF offering is made available through StartEngine Capital, LLC.*

*This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.*

TargaZyme is pioneering the next frontier of cancer medicine with the development of therapeutics that harnesses the power of a patient's own immune system without the toxic chemotherapies, radiation, radical surgery or other toxic cancer drugs that make up today's standard of care. TargaZyme is currently pre-revenue and in the R&D stage with our two breakthrough approaches: TZ101, a Phase-3 ready product, and TZ102, which is currently being prepared for clinical or human-patient trials.

Overview Team Terms Updates[1] Comments · Follow

## Reasons to Invest

- A single dose of our novel patented medicine TZ101 was shown to improve survival of terminally ill cancer patients from 64% post-100 days of transplant to 78% post-100 days of transplant by preventing various diseases such as infections, GvHD, hemorrhaging, and stem cell engraftment failure in a Phase 2 clinical (human) trial at M D Anderson Center in Texas.
- TargaZyme has been awarded over 38 worldwide patents, with over 40 patent-pending applications, and multiple orphan drug awards.
- We have received $50m+ in funding to date, of which, $40m+ originated from highly prestigious medical awards. The team has worked with leading medical centers including MD Anderson Cancer Center, University of Pennsylvania Medical Center, Yale Medical Center, Harvard University Medical School, and Cleveland Clinic.

## Harnessing the power of your immune system to fight cancer

Imagine the next frontier of cancer medicine, where you or your loved ones could potentially be cured by leveraging the power of your own immune system.

With TargaZyme's novel, patented medicine, cancer-fighting T-cells can be harnessed to **eliminate cancer without the harmful side effects** and safety issues of current treatments such as chemo, radiation, and radical surgery, many of which only extend life by a few months.


Imagine The Next Frontier Of Cancer Medicine
With TargaZyme's novel, patented medicine, cancer-fighting T-cells can be harnessed to eliminate cancer without the harmful side effects

Our novel drugs are patented worldwide and have been **validated by renowned medical minds in leading cancer centers in the US**. Most important of all, TargaZyme's treatments have already shown **an extremely exciting improvement in patient survival rates after 100 days**.

### Stack Owner's Bonus & Rewards!

Members get an extra 10% shares in addition to rewards below!

## Rewards

Get rewarded for investing more into TargaZyme:

**$595+** Investment

**StartEngine Owner's Bonus**

This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

**$5,000+** Investment

**$5,000+**

Invest $5,000+ and receive 5% Bonus Shares

**$10,000+** Investment

**$10,000+**

Invest $10,000+ and receive 10% Bonus Shares

Cancer care is overdue for new advancements, and we believe TargaZyme will be ready to deliver. By removing the pain for cancer patients and improving their prospects for survival and **a healthy life, post-cancer**, we have the potential to make an enormous difference. We're committed to developing breakthrough medicine that we hope will have life-changing effects for cancer patients and their families.

TargaZyme is currently pre-revenue and in the R&D stage with our two breakthrough approaches: TZ101, a Phase-3 ready product, and TZ102, which is currently being prepared for clinical or human-patient trials.

THE PROBLEM

## Current cancer treatments threaten a patient's long-term quality of life

Anyone who's experienced cancer—whether first-hand or through a loved one—knows that it's a harrowing, traumatic experience. While modern medicine has brought incredible advancements, we believe **the current standard of care for cancer patients remains inadequate**.

Current cancer treatments are focused on highly toxic chemotherapy, radiation, radical surgery, or drugs that may extend life by only a few months, often accompanied by major side effects. **Chemotherapy is a poison** with toxic, life-long side effects that create a long-term impact on a patient's quality of life.

But what if rather than extend a patient's life by a few months, we could provide a solution that eliminates the disease entirely without the toxic treatments?



Despite modern medicine's attempts, cancer remains a harrowing, traumatic experience.

**We Believe the Current Standard of Care for Cancer Patients Remains Inadequate.**

*Pictured above, from left-to-right: 1.) Cancer cells being attacked by T-cells, 2.) A typical catheter setup that allows for the delivery of medicine and nutrition IV, 3.) Example of cell division (also known as mitosis).*

THE SOLUTION

## Supplanting harmful treatments with cancer immunotherapy

TargaZyme is at the forefront of a breakthrough approach called **cancer immunotherapy**, which seeks **to harness the power of a patient's own immune system** rather than relying on harmful chemotherapy or surgery. Our goal is to cure the patient, not simply treat them, by supercharging the immune system to eliminate the cancer.

Patients with solid tumors could potentially be cured successfully with the patients' own cancer-fighting T Cells, augmented by our breakthrough drugs, **TZ101 and TZ102**. This heralds the incredible potential to supplant the use of various toxic cancer therapies, radiation, and radical surgery that make up the current standard of care.



**TargaZyme is at the Forefront of a Breakthrough Approach in Cancer Immunotherapy**

> Our goal is to cure the patient, not simply treat them, by supercharging the immune system to eliminate the cancer.

TargaZyme is researching, developing, and working to commercialize enzymes that enhance immune response, whether autologous (from a patient's own cells) or allogeneic (derived cells).

These enzymes catalyze the body's immune response by **directing the cells directly to the disease site**. TZ101 and TZ102, delivered to a patient through IV Infusion, enhance the natural mechanism by which circulating cells reach the diseased tissues.

Additionally, they improve the extent and rate of stem cell engraftment while reducing the incidence of life-threatening infections and GvHD. Finally, they increase residence time of anti-inflammatory cells in sites of inflammation, thus **significantly reducing patient infection rates** compared to historic controls.

A single dose of TZ 101 was shown
to improve survival of terminally ill cancer patients


64%
Post-100 days of transplant
78%
Post-100 days of transplant

In our Phase 2 clinical trials at MD Anderson Cancer Center, a single dose of **TZ 101 was shown to improve survival of terminally ill cancer patients** from 64% post-100 days of transplant to **78% post-100 days of transplant by *preventing* various diseases** such as infections, GvHD, hemorrhaging, and stem cell engraftment failure.

Equally exciting is that TargaZyme's enzymes have **broad potential utility across all therapeutic categories beyond oncology**. We hope to expand the biotechnology to all applicable instances where a patient's body can fight disease with immune responses.

THE MARKET

## An early-stage entry point into multiple billion dollar markets

All of TargaZyme's markets are large, well-defined treatment categories with annual spends in the billions of dollars in the US alone. The **cell therapy market** was valued at **$9.5B in 2021**, while the **oncology market** is projected to reach over **$581B by 2030** (source, source).

The COVID-19 pandemic has further emphasized worldwide health challenges, prompting a major shift in healthcare investments and subsequent growth for companies like TargaZyme.


All of TargaZyme's Markets are Large, Well-Defined Treatment Categories
The COVID-19 pandemic has further emphasized worldwide health challenges, prompting a major shift in healthcare investments.
$9.5B
Cell Therapy Market Value in 2021
$581B+
Projected Oncology Market Value by 2030

(source, source)

TargaZyme's closest competitors use methods that are much more time consuming and resource intensive. We have a therapeutic with a production similar to Genzyme (acquired by Sanofi for $20B in 2011; source) in the sense that we are restoring or replacing a recombinant enzyme. However, what makes us unique is our ability to make cures **safe, tractable, and expandable across multiple cellular therapeutic types and a variety of diseases**.

Historically therapeutics have treated disease, but not provided cures. As our cellular therapy is working to offer patients the possibility of a healthy post-cancer life, there's understandably excitement about it.

OUR TRACTION

## Over 35 patents, $40M in medical awards, and a clear FDA pathway

TargaZyme has received **over $40M in prestigious medical awards** and has collaborated with great medical minds at leading cancer centers such as MD Anderson Cancer Center, University of Pennsylvania Medical Center, Yale Medical Center, Harvard University Medical School, Duke Medical Center, Oklahoma Medical Research Foundation, and Cleveland Clinic. Our team is extremely proud to have won more competitive medical prizes and published more peer-reviewed medical papers than many of today's publicly listed biotech companies.



Received over
$40M
from highly prestigious medical awards

Collaborated with great medical minds at leading cancer centers

Over 35 worldwide patents secured, with more than 40 patent-pending applications.

We've secured **over 35 worldwide patents, with over 40 patent-pending applications**. As such, TargaZyme has the leading fucosylating-enzyme intellectual-property position, a statement which has been validated by two important third parties of note. One is an independent valuation firm involved in our cross-license with Kyowa Hakko Kirin. The other is multinational biopharmaceutical company, Kyowa Hakko Kirin, itself. Their conclusion was TargaZyme has the pre-eminent position in the space, thus driving their decision to cross-license with TargaZyme.

TargaZyme has been awarded **a Phase 3 Special Protocol Assessment by the FDA** and has received multiple FDA orphan-drug designations which extend the commercial value of TargaZyme's Therapies. We're now in Phase 2 clinical trials, and have **a clear FDA pathway towards first approval**—which means we're well on our way to commercializing TargaZyme products.

Funds raised during this campaign will be used towards manufacturing, validating clinical trials towards FDA product approval, worldwide patents, and working capital to support continued momentum towards these key milestones.

WHY INVEST

## A biotech investment towards a life-saving mission

Our conversations with potential investors have proven that biotech is an attractive equity asset class, but too many early-stage companies, including any public companies, are much too far from commercialization to offer the right balance of risk and return. TargaZyme has specifically chosen StartEngine to offer everyday investors the opportunity to join us on the ground floor with an advanced, clinical-stage lead candidate. With early data showing that our products are safe and efficacious in patients, plus support from the FDA that we're addressing major, unmet medical needs, we believe TargaZyme is the rare, mission-oriented investment opportunity for which many investors have been looking.

By 2030, we plan to be generating multiple revenue streams with major product partnering and licensing, enabling the delivery of cancer cures and further development of multiple additional cures in SCT and autoimmune disease. By 2040, we aim to be one of the leading names in biotech, with a leadership position in cell therapy.

Too many people suffer through cancer and its losses. TargaZyme is ready to create a major legacy as we work towards **a cancer-free world**.

---

**TargaZyme is ready to create a major legacy as we work towards a cancer-free world.**

We believe TargaZyme is the rare, mission-oriented investment opportunity for which many investors have been looking.



## In the Press


CLINICAL
CANCER
RESEARCH

blood


JBC

SHOW MORE

## Meet Our Team



### Lynnet Koh

Executive Chairman, CEO, Founder

*Lynnet Koh has extensive Senior and C-level executive experience in biotech, wireless, internet, consumer products' industries with expertise in leading major new technology/product innovation, new product design, development and commercialization of cutting-edge technologies and products that became standards with multi-billion-dollar revenues. Ms. Koh has also led numerous financial transactions including raising over $200m for her various development-stage enterprises and completed nearly $600m in M&A (all cash deals) and licensing transactions.*



### Michael Lemaire

Director, Secretary

*Experienced proven professional in marketing and real estate operations including day to day management and leasing/sales. Proven background in renovations and positioning of real estate to maximize value. Track record includes multi-family, office, retail, industrial and specialty properties.*



**Alan Lewis**

Director

*Experienced Chairman with a demonstrated history of working in the biotechnology industry. Skilled in Translational Research, Biomarkers, Protein Chemistry, Medical Devices, and Vaccines. Strong entrepreneurship professional graduated from Yale University School of Medicine.*



**Dr. Reid Bissonnette, PhD**

Director of Immuno-Oncology (Consultant)

*PhD oncology drug discovery scientist and senior manager with more than 25 years experience in research and development, from discovery to registration, and with extensive experience in oncology, inflammation, apoptosis, nuclear receptor biology, hematology and cytokine biology*

*Specialties: - Oncology, Immunology (immuno-oncology), small molecule, protein/peptide, biologics, adoptive cell therapies, drug development*

*- Strong hands-on laboratory experience assay development (yeah, I remember being a lab rat)*

*- Translational research, mechanism of action, biomarker identification and validation, non clinical IND enabling.*

*- Regulatory agency submissions (IND, NDA, Investigator's Brochure)*

*- Strong communication and presentation skills*

*- Multidisciplinary team environment.*

*- Managing PhD and non-PhD scientists, external academic collaborations and contract research organizations.*



**Dr. Richard Martin, PhD**

Director of CMC (Consultant)

*Experienced pharmaceutical executive with over 20 years of drug discovery and development experience. An excellent track record of bringing hits to leads and optimizing compounds into development candidates. Energetic leader with a proven track record to attract, lead, mentor and motivate a strong group of chemists. Directed many successful programs of which 4 compounds are currently in the clinic. Managed manufacturing, CMC and supply chain for Apricus' internal pipeline including clinical and commercial products. Involved in CMC and regulatory work for the approval of Apricus Biosciences' (NexMed) first drug Vitaros in Canada and Europe. Acting vice president of CMC and Head of Operations at Targazyme. Currently leading technical operations at Travere Therapeutics.*

*Specialties:*

*Medicinal, automation and analytical chemistry.*

*Manufacturing, CMC and Supply Chain.*

*Intellectual property and patent filings.*

*Drug Discovery and development in the fields of inflammation, oncology, virology, cardiovascular and metabolic diseases.*

*Project/Program management and collaboration with big Pharma*

*Directing CROs and CMOs*

*Formulation and DMPK*



**Dr. Audrey F. Jakubowski, PhD**

Director of Regulatory Affairs (Consultant)

*Dr. Jakubowski is a highly experienced Regulatory Affairs executive with over 35 years managing the regulation of medicines and experience at large and small companies alike.*

*Dr. Jakubowski is particularly familiar with the regulatory requirements related to novel medicines and high, unmet medical needs which explains her attraction to and interest in working with TargaZyme.*



**Dr. Ashok Srivastiva, MD, PhD**

Medical Director (Contractor)

*Developing the first class personalized immunotherapy, Antibody-Drug Conjugate therapy (HER2+, HER3+, triple negative metastatic breast cancer and other tumors) and oncolytic virus therapy for cancer.*

*Leader in drug development, and executive leadership skills of pharmaceuticals. Leader in medical research, clinical development, clinical operations and medical affairs of cancer drug and commercialization. Trained at Walter Reed Army Institute of Research and Walter Reed Army Medical Center, Washington, DC, USA, NCI, Bethesda, MD, & School of Medicine Nagasaki University, Japan.*

*Leader in Oncology phase 1-4 drug development; first-in-human, and full development of solid tumors, leukemias and lymphomas; immuno-oncology, cell therapy, oncolytic virus therapy, chemotherapy and commercialization. Experienced Executive working in start-up and large pharma, INDs and NDAs submissions to US FDA, EU and Japan.*

*• Expert in global drug safety, pharmacovigilance of pre- and post-marketed products.*

*• Experience in viral RNA vaccine clinical trials and safety monitoring*

*• Experienced in regulatory; FDA, EMA, DCGI, MHLW, support FDA CRLs questions*

## Offering Summary

| | |
|---|---|
| **Company** | TargaZyme, Inc |
| **Corporate Address** | 2100 Palomar Airport Road, Suite 214-219, Carlsbad, CA 92011 |
| **Offering Minimum** | $9,996.20 |
| **Offering Maximum** | $1,069,997.22 |
| **Minimum Investment Amount (per investor)** | $595.80 |

## Terms

| | | |
|---|---|---|
| **Offering Type** | : | Equity |
| **Security Name** | : | Common Stock |
| **Minimum Number of Shares Offered** | : | 1,510 |
| **Maximum Number of Shares Offered** | : | 161,631 |
| **Price per Share** | : | $6.62 |
| **Pre-Money Valuation** | : | $196,273,334.80 |

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

**Investment Incentives and Bonuses***

**Time-Based:**

**Friends and Family Early Birds**
Invest within the first week and receive 10% Bonus Shares

**Super Early Bird Bonus**
Invest within the first two weeks and receive 8% Bonus Shares

**Early Bird Bonus**
Invest within the first three weeks and receive 5% Bonus Shares

**Amount-Based:**

**$5,000+**
Invest $5,000+ and receive 5% Bonus Shares

**$10,000+**
Invest $10,000+ and receive 10% Bonus Shares

**All perks occur when the offering is completed.*

**The 10% StartEngine Owners' Bonus**

TargaZyme will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $6.62 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $662. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any).

## Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative. Inter company debt or back payments.

Offering Details

Form C Filings

SHOW MORE

## Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

## Updates

### Notice of Material Change in Offering

about 2 months ago

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the TargaZyme offering. Here's an excerpt describing the specifics of the change:

*Issuer is increasing minimum investment amount and removing a D&O.*

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

END OF UPDATES

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**W Kim C.** SE OWNER 87 INVESTMENTS 20 days ago
Hi Lynnet, A month has now passed since I first wrote and there are less than 50 investors, and less than $40K raised - which is less than 4% of your targeted goal. Now with only 3 weeks left in your raise, perhaps you might reconsider lowering the minimum investment amount back down to your original $304.52, or at least no more than $331.00 (50 shares). Please extend your raise and make your campaign more accessible and inviting to the small investor. And please do take this "advice into consideration". Thanks for listening. Blessings
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**W Kim C.** SE OWNER 87 INVESTMENTS 2 months ago
Hi Lynnet, Now that we are heading into a new month I was looking again at TargaZyme as a possible investment. I am flabbergasted that you INCREASED the minimum investment amount! Why? Raising the bar to $600 is a hurdle many small investors can't jump. They just can't put that many of their limited eggs into one basket, so to speak. Please make your campaign more accessible and inviting to the small investor. Please consider lowering the minimum investment amount back down to your original $304.52, or at least no more than $331.00 (50 shares). Thanks for listening. Blessings
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**Amanda M.** 29 INVESTMENTS 3 months ago
Why was the StartEngine Owner's 10% bonus removed? It is listed in the offering details.
0 View 1 reply

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**Prashant V.** 9 INVESTMENTS 3 months ago
Why aren't you going through the traditional VC funding route instead of crowdfunding? Also, upon reading further on your website I realized that your molecules are not therapies in themselves, they just enhance homing of T cells to the tumor target. The website just talks about TZ102 which means your company relies on just one product (combination of 2 enzymes). Could you talk about where and how you manufacture, the scale of your manufacturing and whether you are thinking of scaling up? Are there other uses besides cancer therapy? Are you working on other enzymes/therapies. How did you arrive at the valuation? I would appreciate concise information on these before thinking about investing. Thank you.
2 View 1 reply

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**Ellen H.** 4 INVESTMENTS 3 months ago
Is there any way, if I invest that I could be a participant in the clinic trials for TargaZyme???
This is my current status:
5/17/2022
Clinical Stage

Staging form: Corpus Uteri - Carcinoma And Carcinosarcoma, AJCC 8th Edition
- Clinical stage from 5/17/2022: FIGO Stage IA (cT1a, cN0(sn), cM0)
Histopathologic type: Clear cell adenocarcinoma, NOS
Stage prefix: Initial diagnosis
Method of lymph node assessment: Sentinel lymph node biopsy
Histologic grade (G): G3
Histologic grading system: 3 grade system
Depth of myometrial invasion (mm): 5
Pelvic nodal status: Negative

Malignant Neoplasm Of Breast Female Right (HCC)
4/2012
Initial Diagnosis

Malignant Neoplasm Of Breast Female Right (HCC)

April 2012: Palpable lump in right breast, core biopsy showed invasive ductal carcinoma with associated DCIS with comedo necrosis ER (92%)/PR positive (22%)/ HER2/Neu. Ki-46%

May 2012: right breast lumpectomy. Final pathology showed 1.5 cm invasive ductal carcinoma, grade 3, 3/3 sentinel lymph node biopsy negative. Oncotype DX -high risk risk of recurrence 29%.

May 2012-January 2014: Adjuvant ACT for a total of six cycles finished in October 2012. Adjuvant radiation completed in January 2013 when she started taking anastrozole, which was self- discontinued in January 2014 secondary to arthralgias

5/2/2022
Biopsy/Pathology
Lymph node, 4R, EBUS FNA: metastatic adenocarcinoma; origin likely mammary

I will be investing in your company because I believe we need more research for cancer and I don't want anyone to have to go through this chemo treatment. Please respond to this comment. Thank you, Ellen
0 View 3 replies

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**Ellen H.** 4 INVESTMENTS 3 months ago
Is there any way, if I invest that I could be a participant in the clinic trials for TargaZyme???
This is my current status:
5/17/2022
Clinical Stage

Staging form: Corpus Uteri - Carcinoma And Carcinosarcoma, AJCC 8th Edition
- Clinical stage from 5/17/2022: FIGO Stage IA (cT1a, cN0(sn), cM0)
Histopathologic type: Clear cell adenocarcinoma, NOS
Stage prefix: Initial diagnosis
Method of lymph node assessment: Sentinel lymph node biopsy
Histologic grade (G): G3
Histologic grading system: 3 grade system
Depth of myometrial invasion (mm): 5
Pelvic nodal status: Negative

Malignant Neoplasm Of Breast Female Right (HCC)
4/2012
Initial Diagnosis

Malignant Neoplasm Of Breast Female Right (HCC)

April 2012: Palpable lump in right breast, core biopsy showed invasive ductal carcinoma with associated DCIS with comedo necrosis ER (92%)/PR positive (22%)/ HER2/Neu. Ki-46%

May 2012: right breast lumpectomy. Final pathology showed 1.5 cm invasive ductal carcinoma, grade 3, 3/3 sentinel lymph node biopsy negative. Oncotype DX -high risk risk of recurrence 29%.

May 2012-January 2014: Adjuvant ACT for a total of six cycles finished in October 2012. Adjuvant radiation completed in January 2013 when she started taking anastrozole, which was self- discontinued in January 2014 secondary to arthralgias

5/2/2022
Biopsy/Pathology
Lymph node, 4R, EBUS FNA: metastatic adenocarcinoma; origin likely mammary

I will be investing in your company because I believe we need more research for cancer and I don't want anyone to have to go through this chemo treatment. Please respond to this comment. Thank you, Ellen

0 View 1 reply




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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

1 in 3 people will be diagnosed with cancer during their lifetime.

After diagnosis, you're forced to face not only your own mortality but also the debilitating side effects caused by treatments that often steal your quality of life.

PERSONAL TESTIMONY: My Hodgkin lymphoma was treated with radiation to the chest. While pushing me into remission, it also caused me to develop breast cancer 5 years later.

PERSONAL TESTIMONY: The radiation fried my cancer, but it also fried my ovaries. I now cannot have children. I'm infertile.

PERSONAL TESTIMONY: Three years after chemo and I'm still dealing with erectile dysfunction, leaving me incapable of having sexual relations.

With TargaZyme, we don't want patients just to survive for a few additional months, with a low quality-of-life. We want them to be cancer-free to live a long, happy, and healthy life.

With collaborators at leading cancer centers for clinical trials and having had our award-winning research validated by peer-reviewed publications and tens of millions of dollars of prestigious medical and scientific awards, we believe TargaZyme harnesses the strength of the patient's own immune system.

By employing the body's T-Cells to fight the cancer, patients can potentially avoid the life-long complications that can come from traditional treatments.

TargaZyme's patent-protected medicine increases the number of t-cells delivered to the tumor sites and increases the t-cell killing machinery's ability to penetrate and kill the cancerous tumors.

My name is Paul Grint, I am a physician scientist with three decades of experience in the Pharmaceutical and Biotech industries.

TargaZyme has a very interesting product that can be used to treat the immune cells just before they are infused into the patient.

Testing data from preclinical trials has shown that this treatment enhances the ability of the infused immune cells, like T-cells as an example, to better home to and penetrate the cancer tumors, resulting in increased killing of the cancer.

The testing data also suggests an improved safety profile for patients undergoing cancer immunotherapies with Targazyme's novel products.

With dozens of patents and a highly coveted FDA phase 3 Special Protocol Assessment reward, we believe TargaZyme has a clear and achievable pathway to FDA approval and commercial sale.

TargaZyme has the potential to be the new frontier of cancer medicine. We believe our cellular therapy holds the key not just to treating cancer but to potentially curing it without the side-effects of the current standard-of-care.

Help us harness the power of the immune system. Invest in creating a cancer-free world today.

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

*[See attached]*

2808537

# State of California
## Secretary of State

I, BRUCE McPHERSON, Secretary of State of the State of California, hereby certify:

That the attached transcript of __2__ page(s) has been compared with the record on file in this office, of which it purports to be a copy, and that it is full, true and correct.


THE GREAT SEAL OF THE STATE OF CALIFORNIA
EUREKA

**IN WITNESS WHEREOF,** I execute this certificate and affix the Great Seal of the State of California this day of

NOV - 5 2005

______________________________

BRUCE McPHERSON
Secretary of State

2808537

ENDORSED - FILED
in the office of the Secretary of State
of the State of California

NOV - 2 2005

# ARTICLES OF INCORPORATION
# OF
# AMERICA STEM CELL BANK, INC.

**I:** The name of the corporation (hereinafter referred to as the "corporation") is:

**AMERICA STEM CELL BANK, INC.**

**II:** The existence of the corporation is perpetual.

**III:** The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California, other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

**IV:** The name of the corporation's initial agent for service of process within the State of California in accordance with the provisions of subdivision (b) of Section 1502 of the Corporations Code of the State of California is Corporation Service Company which will do business in California as CSC-Lawyers Incorporating Service.

**V:** The total number of shares which the corporation is authorized to issue is 1,500, all of which are of one class and of a par value of $ 0.00 each, and all of which are Common shares.

The Board of Directors of the corporation may issue any or all of the aforesaid authorized shares of the corporation from time to time for such consideration as it shall determine and may determine from time to time the amount of such consideration, if any, to be credited to paid-in surplus.

Signed on NOVEMBER 2, 2005

Corporation Service Company, Incorporator

by: E Ransom

Eric Ransom, Assistant Secretary

OFFICE OF THE SECRETARY OF STATE

STATE OF CALIFORNIA

DEPARTMENT OF FINANCIAL INSTITUTIONS

CERTIFICATE OF APPROVAL OF NAME

Pursuant to Section 3903 of the Financial Code, I, BRIAN YUEN, Acting Commissioner of Financial Institutions of the State of California, do hereby approve the name **"AMERICA STEM CELL BANK, INC.,"** as set forth in the attached Articles of Incorporation of America Stem Cell Bank, Inc.

Given under my hand and official seal this 27th day of October, 2005, in the City and County of San Francisco, State of California.

BRIAN YUEN
Acting Commissioner of Financial Institutions

By

PATRICK C. CARROLL
Strategic Support Manager

2808537

# State of California
## Secretary of State

I, BRUCE McPHERSON, Secretary of State of the State of California, hereby certify:

That the attached transcript of 1 page(s) has been compared with the record on file in this office, of which it purports to be a copy, and that it is full, true and correct.

**IN WITNESS WHEREOF**, I execute this certificate and affix the Great Seal of the State of California this day of

______________________________

BRUCE McPHERSON
Secretary of State

MINUTES OF THE
ORGANIZATION MEETING
OF THE INCORPORATOR
OF

# AMERICA STEM CELL BANK, INC.

(a California corporation)

The organization meeting of the incorporator of the corporation hereinbefore named was held at 5:00 p.m. on NOVEMBER 2, 2005 at 2730 Gateway Oaks Drive Suite 100 , City of Sacramento, State of California.

At said meeting, the incorporator adopted the following resolution:

RESOLVED that the following persons are hereby elected as the initial directors of the aforesaid corporation to take actions necessary to complete the organization of the corporation and to serve until their successors are elected and qualified:

Name

**LYNNET KOH**
**MICHAEL LEMAIRE**

There being no further action to be taken at the meeting, the meeting was adjourned.

Certified to be correct on the date aforesaid:

Corporation Service Company, Incorporator

by: E Ransom
Eric M. Ransom, Assistant Secretary

A0645723

FILED TLO
in the office of the Secretary of State of the State of California

JUN 02 2006

2808537

**AMENDED AND RESTATED ARTICLES OF INCORPORATION**

**OF**

**AMERICA STEM CELL BANK, INC.**

Lynnet Koh and Michael LeMaire certify that:

1. They are the President and Secretary, respectively, of America Stem Cell Bank, Inc., a California Corporation.

2. The Articles of Incorporation of this corporation are amended and restated to read as follows:

ARTICLE I

The name of this corporation is America Stem Cell Bank, Inc. (the "Corporation").

ARTICLE II

The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

ARTICLE III

(a) The Corporation is authorized to issue a total of Fifty Million (50,000,000) shares of stock. Forty Five Million (45,000,000) shares shall be designated "Common Stock" and Five Million (5,000,000) shares shall be designated "Preferred Stock."

(b) The Preferred Stock may be divided into such number or series as the Board of Directors may determine. The Board of Directors is authorized to determine and alter the rights, preferences and privileges granted to and imposed upon any wholly unissued series of Preferred Stock, and to fix the number of shares of any series of Preferred Stock and the designation of any such series of Preferred Stock. The Board of Directors, within the limits and restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any series, may increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series subsequent to the issue of shares of that series.

ARTICLE IV

(a) The liability of the directors of the Corporation for monetary damages shall be eliminated to the fullest extent possible under California law.

(b) The Corporation is authorized to provide indemnification of its agents (as defined in Section 317(a) of the California Corporations Code) to the fullest extent permissible under California law through bylaw provisions, agreements with its agents, vote of the shareholders or disinterested directors, or otherwise, in excess of the indemnification otherwise permitted by Section 317 of the California Corporations Code. This Corporation is further authorized to provide insurance for agents as set forth in Section 317 of the California Corporations Code.

ARTICLE V

(a) Amendment, Repeal or Modification.

Any amendment, repeal or modification of any provision of Article IV shall not adversely affect any right or protection of a Director or agent of the Corporation existing at the time of such amendment, repeal or modification.

(b) Amendment of California Law.

If, after the effective date of this Article, California law is amended in a manner which permits a Corporation to authorize indemnification of, or advancement of such defense expenses to , its directors or other persons, in any such case to a greater degree than is permitted on such effective date, the reference in this Article to "California law" shall to that extend be deemed to refer to California law as so amended.

3. The foregoing amended and restated articles of incorporation have been duly approved by the Board of Directors of the Corporation.

4. None of the shares of the Corporation have been issued.

The undersigned further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of their own knowledge.

Dated: May 25, 2006 at San Diego, California.

By: [signature]
Lynnet Koh, President

By: [signature]
Michael LeMaire, Secretary

A0657336

# State of California
## Secretary of State

I, DEBRA BOWEN, Secretary of State of the State of California, hereby certify:

That the attached transcript of 1 page(s) has been compared with the record on file in this office, of which it purports to be a copy, and that it is full, true and correct.

**IN WITNESS WHEREOF,** I execute this certificate and affix the Great Seal of the State of California this day of

FEB 27 2007

Debra Bowen

DEBRA BOWEN
Secretary of State

# State of California
# SECRETARY OF STATE
# BUSINESS PROGRAMS DIVISION

## NAME RESERVATION CERTIFICATE

RESERVATION # R0950002

PROCOPIO CORY HARGREAVES & SAVITCH
530 B ST STE 2100
SAN DIEGO, CA 92101

ISSUE DATE 01/10/07

EXPIRES 03/12/07

RE: AMERICA STEM CELL, INC.

The above-referenced name is reserved for a period of sixty (60) days, commencing on the above issue date, for use by the addressee as specified by California Corporations Code section 201(c), 5122(c), 7122(d), 9122(c), 12302(d), 15613 or 17053.

NOTE: This reservation does not guarantee that the reserved name complies with all federal and state laws. At the time of filing the document containing the reserved name, it is your responsibility to ensure that you have complied with all federal and state laws, including specific name requirements. In some circumstances, the reserved name may require additional approval/consent pursuant to applicable law at the time of filing. Name styles for particular types of business entities and the need for consent/approval required by law are not considered at the time of the name reservation.

Therefore, no financial commitment relating to the proposed name should be made based on the reservation, as the business entity is not created or qualified until the appropriate documents have been submitted to, and filed by, the Secretary of State.

A0657336

ENDORSED - FILED
In the office of the Secretary of State
of the State of California

FEB 23 2007

**CERTIFICATE OF AMENDMENT**
**OF**
**ARTICLES OF INCORPORATION**
**OF**
**AMERICA STEM CELL BANK, INC.**

Lynnet Koh and Michael LeMaire certify that:

1. They are the President and Secretary, respectively, of America Stem Cell Bank, Inc., a California corporation (the "Corporation").

2. Article I of the Articles of Incorporation of the Corporation is amended to read as follows:

"ARTICLE I

The name of this corporation is America Stem Cell, Inc."

3. The foregoing amendment of the Articles of Incorporation has been unanimously approved by the Corporation's Board of Directors.

4. The foregoing amendment of the Corporation's Articles of Incorporation has been unanimously approved by the required vote of the Corporation's shareholders in accordance with Section 902 of the Corporations Code. The total number of outstanding shares of the Corporation is 17,010,000. The number of shares voting in favor of the amendment equaled or exceeded the vote required. The percentage vote required was more than 50%.

We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.

Dated: February 21, 2007

Lynnet Koh, President

Michael LeMaire, Secretary

674147.01

OFFICE OF THE SECRETARY OF STATE

(b) The Corporation is authorized to provide indemnification of its agents (as defined in Section 317(a) of the California Corporations Code) to the fullest extent permissible under California law through bylaw provisions, agreements with its agents, vote of the shareholders or disinterested directors, or otherwise, in excess of the indemnification otherwise permitted by Section 317 of the California Corporations Code. This Corporation is further authorized to provide insurance for agents as set forth in Section 317 of the California Corporations Code.

ARTICLE V

(a) Amendment, Repeal or Modification.

Any amendment, repeal or modification of any provision of Article IV shall not adversely affect any right or protection of a Director or agent of the Corporation existing at the time of such amendment, repeal or modification.

(b) Amendment of California Law.

If, after the effective date of this Article, California law is amended in a manner which permits a Corporation to authorize indemnification of, or advancement of such defense expenses to , its directors or other persons, in any such case to a greater degree than is permitted on such effective date, the reference in this Article to "California law" shall to that extend be deemed to refer to California law as so amended.

3. The foregoing amended and restated articles of incorporation have been duly approved by the Board of Directors of the Corporation.

4. None of the shares of the Corporation have been issued.

The undersigned further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of their own knowledge.

Dated: May 25, 2006 at San Diego, California.

By: [signature]
Lynnet Koh, President

By: [signature]
Michael LeMaire, Secretary

OFFICE OF THE SECRETARY OF STATE

113855.000000/607626.01

A0748690

2808537

**CERTIFICATE OF AMENDMENT**
**OF**
**ARTICLES OF INCORPORATION**
**OF**
**AMERICA STEM CELL, INC.**

NCTO

FILED
Secretary of State
State of California
DEC - 4 2013

Lynnet Koh and Michael LeMaire certify that:

1. They are the Chief Executive Officer and Secretary, respectively, of America Stem Cell, Inc., a California corporation (the "Corporation").

2. Article I of the Articles of Incorporation of the Corporation are amended and restated to read as follows:

**"ARTICLE 1. NAME**

"The name of the Corporation is Targazyme, Inc."

3. The foregoing amendment of Articles of Incorporation has been duly approved by the Board of Directors of the Corporation.

4. The foregoing amendment of Articles of Incorporation has been duly approved by the required vote of shareholders in accordance with Section 902 and Section 903 of the Corporations Code. The total number of outstanding shares of the Corporation is 19,727,771 shares of Common Stock. The number of shares voting in favor of the amendment equaled or exceeded the vote required. The percentage vote required was more than 50%.

We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.

Dated: November 29, 2013

Lynnet Koh, Chief Executive Officer

Michael LeMaire, Secretary